

07022069

WHITE & CASE

RECEIVED

2007 APR -2 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

Direct Dial + (212) 819-2583 Direct Facsimile + (212) 354-8113 jmolland@whitecase.com

March 27, 2007

SUPPL

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's Form SC1, dated February 27, 2007, regarding the return of share allotments, and submitted to The Hong Kong Companies Registry on March 16, 2007.
2. Eleven of the Company's Form G Share Repurchase Reports, dated March 9, 2007, March 12 to 16, 2007 and March 19 to 23, 2007, respectively, each regarding the purchase by the Company of certain voting shares, and submitted to the Hong Kong Stock Exchange Limited on March 12 to March 16, 2007, March 19 to March 23, 2007 and March 26, 2007, respectively.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.
Thank you for your attention to this matter.

Very truly yours,

Jake Molland

PROCESSED
APR 06 2007
THOMSON FINANCIAL

dw 4/2

JM:mmm

Enclosures

cc: Lenovo Group Limited

 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 9, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 9, 2007	250,000	Exchange	2.89	-	722,500.00
March 9, 2007	1,000,000	Exchange	2.88	-	2,880,000.00
March 9, 2007	20,000	Exchange	2.87	-	57,400.00
Total	1,270,000				3,659,900.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,270,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$ 0.01 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 12, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 12, 2007	250,000	Exchange	2.90	-	725,000.00
March 12, 2007	1,250,000	Exchange	2.89	-	3,612,500.00
March 12, 2007	92,000	Exchange	2.88	-	264,960.00
Total	1,592,000				4,602,460.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$ 0.03 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ______________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 13, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 13, 2007	750,000	Exchange	2.91	-	2,182,500.00
March 13, 2007	250,000	Exchange	2.90	-	725,000.00
March 13, 2007	500,000	Exchange	2.89	-	1,445,000.00
March 13, 2007	250,000	Exchange	2.88	-	720,000.00
March 13, 2007	250,000	Exchange	2.87	-	717,500.00
Total	2,000,000				5,790,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 4,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.06 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 14, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 14, 2007	160,000	Exchange	2.83	-	452,800.00
March 14, 2007	250,000	Exchange	2.81	-	702,500.00
March 14, 2007	500,000	Exchange	2.80	-	1,400,000.00
March 14, 2007	250,000	Exchange	2.79	-	697,500.00
March 14, 2007	500,000	Exchange	2.78	-	1,390,000.00
Total	1,660,000				4,642,800.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 6,522,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$

0.08 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 15, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 15, 2007	250,000	Exchange	2.86	-	715,000.00
March 15, 2007	1,250,000	Exchange	2.85	-	3,562,500.00
March 15, 2007	136,000	Exchange	2.84	-	386,240.00
Total	1,636,000				4,663,740.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 8,158,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$ 0.1 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 16, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 16, 2007	250,000	Exchange	2.89	-	722,500.00
March 16, 2007	250,000	Exchange	2.88	-	720,000.00
March 16, 2007	250,000	Exchange	2.87	-	717,500.00
March 16, 2007	750,000	Exchange	2.86	-	2,145,000.00
Total	1,500,000				4,305,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 9,658,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.11 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 19, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 19, 2007	250,000	Exchange	2.96	-	740,000.00
March 19, 2007	250,000	Exchange	2.95	-	737,500.00
March 19, 2007	500,000	Exchange	2.94	-	1,470,000.00
March 19, 2007	250,000	Exchange	2.93	-	732,500.00
March 19, 2007	288,000	Exchange	2.92	-	840,960.00
Total	1,538,000				4,520,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 11,196,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.13 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 20, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 20, 2007	500,000	Exchange	2.96	-	1,480,000.00
March 20, 2007	250,000	Exchange	2.95	-	737,500.00
March 20, 2007	250,000	Exchange	2.94	-	735,000.00
March 20, 2007	250,000	Exchange	2.91	-	727,500.00
March 20, 2007	250,000	Exchange	2.90	-	725,000.00
Total	1,500,000				4,405,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 12,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$

0.15 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006, which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 21, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 21, 2007	1,250,000	Exchange	2.96	2.96	3,700,000.00
Total	1,250,000				3,700,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 13,946,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.16 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 22, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 22, 2007	1,500,000	Exchange	2.99	-	4,485,000.00
March 22, 2007	250,000	Exchange	2.98	-	745,000.00
Total	1,750,000				5,230,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 15,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.18 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 23, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 23, 2007	304,000	Exchange	2.99	2.99	908,960.00
Total	304,000				908,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 16,000,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$

0.19 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	26	02	2007
至 To	27	02	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	21,250.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,051,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,778,544.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

16/03/2007 10:07:33
Submission No.: 222057825/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$2,051.00

Receipt No.	Method	Amount(HKD)
222220081302	Chq	$2,051.00
Total Paid		$2,051.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	236,000	0.025	2.245	—	2.22	523,920
Ordinary	304,000	0.025	2.435	—	2.41	732,640
Ordinary	270,000	0.025	2.545	—	2.52	680,400
Ordinary	40,000	0.025	2.876	—	2.851	114,040

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	850,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	850,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 27/02/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED 2007 APR -2 A 9:37
OFFICE OF INTER CORPORATE FINANCE

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2. 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	26	02	2007
至 To	27	02	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	21,250.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,051,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,778,544.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

16/03/2007 10:07:33
Submission No.: 222057825/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$2,051.00

Receipt No.	Method	Amount(HKD)
222220081302	Chq	$2,051.00

Total Paid $2,051.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	236,000	0.025	2.245	—	2.22	523,920
Ordinary	304,000	0.025	2.435	—	2.41	732,640
Ordinary	270,000	0.025	2.545	—	2.52	680,400
Ordinary	40,000	0.025	2.876	—	2.851	114,040

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	850,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	850,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric
~~董事 Director~~／秘書 Secretary *

日期 Date : 27/02/2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)


HKEx
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 9, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 9, 2007	250,000	Exchange	2.89	-	722,500.00
March 9, 2007	1,000,000	Exchange	2.88	-	2,880,000.00
March 9, 2007	20,000	Exchange	2.87	-	57,400.00
Total	1,270,000				3,659,900.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,270,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.01 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 12, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 12, 2007	250,000	Exchange	2.90	-	725,000.00
March 12, 2007	1,250,000	Exchange	2.89	-	3,612,500.00
March 12, 2007	92,000	Exchange	2.88	-	264,960.00
Total	1,592,000				4,602,460.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$ 0.03 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 13, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 13, 2007	750,000	Exchange	2.91	-	2,182,500.00
March 13, 2007	250,000	Exchange	2.90	-	725,000.00
March 13, 2007	500,000	Exchange	2.89	-	1,445,000.00
March 13, 2007	250,000	Exchange	2.88	-	720,000.00
March 13, 2007	250,000	Exchange	2.87	-	717,500.00
Total	2,000,000				5,790,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 4,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8{,}508{,}998{,}623} \right)$$ 0.06 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 14, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 14, 2007	160,000	Exchange	2.83	-	452,800.00
March 14, 2007	250,000	Exchange	2.81	-	702,500.00
March 14, 2007	500,000	Exchange	2.80	-	1,400,000.00
March 14, 2007	250,000	Exchange	2.79	-	697,500.00
March 14, 2007	500,000	Exchange	2.78	-	1,390,000.00
Total	1,660,000				4,642,800.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 6,522,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.08 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 15, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 15, 2007	250,000	Exchange	2.86	-	715,000.00
March 15, 2007	1,250,000	Exchange	2.85	-	3,562,500.00
March 15, 2007	136,000	Exchange	2.84	-	386,240.00
Total	1,636,000				4,663,740.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 8,158,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.1 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 16, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 16, 2007	250,000	Exchange	2.89	-	722,500.00
March 16, 2007	250,000	Exchange	2.88	-	720,000.00
March 16, 2007	250,000	Exchange	2.87	-	717,500.00
March 16, 2007	750,000	Exchange	2.86	-	2,145,000.00
Total	1,500,000				4,305,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 9,658,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.11 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 19, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 19, 2007	250,000	Exchange	2.96	-	740,000.00
March 19, 2007	250,000	Exchange	2.95	-	737,500.00
March 19, 2007	500,000	Exchange	2.94	-	1,470,000.00
March 19, 2007	250,000	Exchange	2.93	-	732,500.00
March 19, 2007	288,000	Exchange	2.92	-	840,960.00
Total	1,538,000				4,520,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 11,196,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.13 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE

香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 20, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 20, 2007	500,000	Exchange	2.96	-	1,480,000.00
March 20, 2007	250,000	Exchange	2.95	-	737,500.00
March 20, 2007	250,000	Exchange	2.94	-	735,000.00
March 20, 2007	250,000	Exchange	2.91	-	727,500.00
March 20, 2007	250,000	Exchange	2.90	-	725,000.00
Total	1,500,000				4,405,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 12,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.15 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 21, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 21, 2007	1,250,000	Exchange	2.96	2.96	3,700,000.00
Total	1,250,000				3,700,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 13,946,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8{,}508{,}998{,}623}\right)$$ 0.16 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 22, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 22, 2007	1,500,000	Exchange	2.99	-	4,485,000.00
March 22, 2007	250,000	Exchange	2.98	-	745,000.00
Total	1,750,000				5,230,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 15,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.18 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 23, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 23, 2007	304,000	Exchange	2.99	2.99	908,960.00
Total	304,000				908,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 16,000,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.19 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED 2007 APR -2 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	26	02	2007
至 To	27	02	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	21,250.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,051,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,778,544.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
HK

16/03/2007 10:07:33
Submission No.: 222057825/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$2,051.00

Receipt No.	Method	Amount(HKD)
222220081302	Chq	$2,051.00
Total Paid		$2,051.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	236,000	0.025	2.245	—	2.22	523,920
Ordinary	304,000	0.025	2.435	—	2.41	732,640
Ordinary	270,000	0.025	2.545	—	2.52	680,400
Ordinary	40,000	0.025	2.876	—	2.851	114,040

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number: 450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	850,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	850,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 27/02/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*



香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 9, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 9, 2007	250,000	Exchange	2.89	-	722,500.00
March 9, 2007	1,000,000	Exchange	2.88	-	2,880,000.00
March 9, 2007	20,000	Exchange	2.87	-	57,400.00
Total	1,270,000				3,659,900.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,270,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8{,}508{,}998{,}623}\right)$$ 0.01 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 12, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 12, 2007	250,000	Exchange	2.90	-	725,000.00
March 12, 2007	1,250,000	Exchange	2.89	-	3,612,500.00
March 12, 2007	92,000	Exchange	2.88	-	264,960.00
Total	1,592,000				4,602,460.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.03 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 13, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 13, 2007	750,000	Exchange	2.91	-	2,182,500.00
March 13, 2007	250,000	Exchange	2.90	-	725,000.00
March 13, 2007	500,000	Exchange	2.89	-	1,445,000.00
March 13, 2007	250,000	Exchange	2.88	-	720,000.00
March 13, 2007	250,000	Exchange	2.87	-	717,500.00
Total	2,000,000				5,790,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 4,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8{,}508{,}998{,}623}\right)$$

0.06 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKEx 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 14, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 14, 2007	160,000	Exchange	2.83	-	452,800.00
March 14, 2007	250,000	Exchange	2.81	-	702,500.00
March 14, 2007	500,000	Exchange	2.80	-	1,400,000.00
March 14, 2007	250,000	Exchange	2.79	-	697,500.00
March 14, 2007	500,000	Exchange	2.78	-	1,390,000.00
Total	1,660,000				4,642,800.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 6,522,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.08 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 15, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 15, 2007	250,000	Exchange	2.86	-	715,000.00
March 15, 2007	1,250,000	Exchange	2.85	-	3,562,500.00
March 15, 2007	136,000	Exchange	2.84	-	386,240.00
Total	1,636,000				4,663,740.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 8,158,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$ 0.1 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 16, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 16, 2007	250,000	Exchange	2.89	-	722,500.00
March 16, 2007	250,000	Exchange	2.88	-	720,000.00
March 16, 2007	250,000	Exchange	2.87	-	717,500.00
March 16, 2007	750,000	Exchange	2.86	-	2,145,000.00
Total	1,500,000				4,305,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 9,658,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$

0.11 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 19, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 19, 2007	250,000	Exchange	2.96	-	740,000.00
March 19, 2007	250,000	Exchange	2.95	-	737,500.00
March 19, 2007	500,000	Exchange	2.94	-	1,470,000.00
March 19, 2007	250,000	Exchange	2.93	-	732,500.00
March 19, 2007	288,000	Exchange	2.92	-	840,960.00
Total	1,538,000				4,520,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 11,196,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.13 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 20, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 20, 2007	500,000	Exchange	2.96	-	1,480,000.00
March 20, 2007	250,000	Exchange	2.95	-	737,500.00
March 20, 2007	250,000	Exchange	2.94	-	735,000.00
March 20, 2007	250,000	Exchange	2.91	-	727,500.00
March 20, 2007	250,000	Exchange	2.90	-	725,000.00
Total	1,500,000				4,405,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 12,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.15 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary,
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 21, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 21, 2007	1,250,000	Exchange	2.96	2.96	3,700,000.00
Total	1,250,000				3,700,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 13,946,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.16 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 22, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 22, 2007	1,500,000	Exchange	2.99	-	4,485,000.00
March 22, 2007	250,000	Exchange	2.98	-	745,000.00
Total	1,750,000				5,230,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 15,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.18 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE
香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 23, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 23, 2007	304,000	Exchange	2.99	2.99	908,960.00
Total	304,000				908,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 16,000,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.19 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2007 APR -2 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	26	02	2007
至 To	27	02	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	21,250.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,051,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,778,544.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

16/03/2007 10:07:33
Submission No.: 222057825/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$2,051.00

Receipt No.	Method	Amount(HKD)
222220081302	Chq	$2,051.00
Total Paid		$2,051.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	236,000	0.025	2.245	—	2.22	523,920
Ordinary	304,000	0.025	2.435	—	2.41	732,640
Ordinary	270,000	0.025	2.545	—	2.52	680,400
Ordinary	40,000	0.025	2.876	—	2.851	114,040

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	850,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	850,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~ / 秘書 Secretary *

日期 Date : 27/02/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 9, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 9, 2007	250,000	Exchange	2.89	-	722,500.00
March 9, 2007	1,000,000	Exchange	2.88	-	2,880,000.00
March 9, 2007	20,000	Exchange	2.87	-	57,400.00
Total	1,270,000				3,659,900.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,270,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.01 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 12, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 12, 2007	250,000	Exchange	2.90	-	725,000.00
March 12, 2007	1,250,000	Exchange	2.89	-	3,612,500.00
March 12, 2007	92,000	Exchange	2.88	-	264,960.00
Total	1,592,000				4,602,460.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.03 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 13, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 13, 2007	750,000	Exchange	2.91	-	2,182,500.00
March 13, 2007	250,000	Exchange	2.90	-	725,000.00
March 13, 2007	500,000	Exchange	2.89	-	1,445,000.00
March 13, 2007	250,000	Exchange	2.88	-	720,000.00
March 13, 2007	250,000	Exchange	2.87	-	717,500.00
Total	2,000,000				5,790,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 4,862,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.06 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 14, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 14, 2007	160,000	Exchange	2.83	-	452,800.00
March 14, 2007	250,000	Exchange	2.81	-	702,500.00
March 14, 2007	500,000	Exchange	2.80	-	1,400,000.00
March 14, 2007	250,000	Exchange	2.79	-	697,500.00
March 14, 2007	500,000	Exchange	2.78	-	1,390,000.00
Total	1,660,000				4,642,800.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 6,522,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.08 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 15, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 15, 2007	250,000	Exchange	2.86	-	715,000.00
March 15, 2007	1,250,000	Exchange	2.85	-	3,562,500.00
March 15, 2007	136,000	Exchange	2.84	-	386,240.00
Total	1,636,000				4,663,740.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 8,158,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.1 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 16, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 16, 2007	250,000	Exchange	2.89	-	722,500.00
March 16, 2007	250,000	Exchange	2.88	-	720,000.00
March 16, 2007	250,000	Exchange	2.87	-	717,500.00
March 16, 2007	750,000	Exchange	2.86	-	2,145,000.00
Total	1,500,000				4,305,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 9,658,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.11 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited


HKE
香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 19, 2007

Dear Sir,

Name of Company: **Lenovo Group Limited**

Description of Securities: **Voting Ordinary Shares**

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 19, 2007	250,000	Exchange	2.96	-	740,000.00
March 19, 2007	250,000	Exchange	2.95	-	737,500.00
March 19, 2007	500,000	Exchange	2.94	-	1,470,000.00
March 19, 2007	250,000	Exchange	2.93	-	732,500.00
March 19, 2007	288,000	Exchange	2.92	-	840,960.00
Total	1,538,000				4,520,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 11,196,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$ 0.13 %

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 20, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 20, 2007	500,000	Exchange	2.96	-	1,480,000.00
March 20, 2007	250,000	Exchange	2.95	-	737,500.00
March 20, 2007	250,000	Exchange	2.94	-	735,000.00
March 20, 2007	250,000	Exchange	2.91	-	727,500.00
March 20, 2007	250,000	Exchange	2.90	-	725,000.00
Total	1,500,000				4,405,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 12,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623} \right)$$

0.15 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

 香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 21, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 21, 2007	1,250,000	Exchange	2.96	2.96	3,700,000.00
Total	1,250,000				3,700,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 13,946,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.16 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ________________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

HKE 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 22, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 22, 2007	1,500,000	Exchange	2.99	-	4,485,000.00
March 22, 2007	250,000	Exchange	2.98	-	745,000.00
Total	1,750,000				5,230,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 15,696,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.18 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.



Yours faithfully

Signed ______________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited



香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: March 23, 2007

Dear Sir,

Name of Company: Lenovo Group Limited

Description of Securities: Voting Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
March 23, 2007	304,000	Exchange	2.99	2.99	908,960.00
Total	304,000				908,960.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 16,000,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{8,508,998,623}\right)$$ 0.19 %

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated July 11, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ____________________

Name: Eric Mok
Company Secretary
for and on behalf of
Lenovo Group Limited

END